(Excerpt Translation)


                                                                   July 20, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2007 (the "Current Month").


1. Summary

   Number of listed shares as of the end of the             3,609,997,492 shares
   preceding month

   Total number of shares changed during the                            0 shares
   Current Month

   (out of which, as a result of exercise                             (0 shares)
   of stock acquisition rights)

   (out of which, as a result of other reasons)                       (0 shares)

   Number of listed shares as of the end of the             3,609,997,492 shares
   Current Month

2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)Number of shares

   Total number of shares delivered during the                          0 shares
   Current Month

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred                        (0 shares)
   from treasury shares)

(2)Exercise price

   Aggregate exercise price during the Current                             JPY 0
   Month

   (out of which, aggregate amount of newly                              (JPY 0)
   issued shares)

   (out of which, aggregate amount of shares                             (JPY 0)
   transferred from treasury shares)


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3. Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)Number of shares

   Total number of shares delivered during the                      9,700 shares
   Current Month

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred                    (9,700 shares)
   from treasury shares)

(2)Exercise price

   Aggregate exercise price during the Current                    JPY 30,225,200
   Month

   (out of which, aggregate amount of newly                              (JPY 0)
   issued shares)

   (out of which, aggregate amount of shares                    (JPY 30,225,200)
   transferred from treasury shares)

4. Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)Number of shares

   Total number of shares delivered during the                     18,400 shares
   Current Month

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred                   (18,400 shares)
   from treasury shares)

(2)Exercise price

   Aggregate exercise price during the Current                    JPY 83,554,400
   Month

   (out of which, aggregate amount of newly issued                       (JPY 0)
   shares)

   (out of which, aggregate amount of shares                    (JPY 83,554,400)
   transferred from treasury shares)